Murtha Cullina llp	CITYPLACE I 185 ASYLUM STREET HARTFORD, CONNECTICUT 06103-3469
A   T   T   O   R   N   E   Y   S        A   T        L   A   W
TELEPHONE (860) 240-6000

FACSIMILE (860) 240-6150

www.murthalaw.com
EDWARD B. WHITTEMORE
(860) 240-6075 DIRECT TELEPHONE
EWHITTEMORE@MURTHALAW.COM

December 3, 2008

Via EDGAR Transmission
and Overnight Delivery

H. Christopher Owings, Assistant Director
Blair F. Petrillo, Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:	SEC Letter dated November 4, 2008
Connecticut Water Service, Inc. Registration Statement on Form S-3
Filed October 8, 2008, File No.: 333-153910
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A Filed April 4, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 12, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 8, 2008, File No. 000-08084

Dear Mr. Owings and Ms. Petrillo:

On behalf of our client, Connecticut Water Service, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 of the Company (File No. 333-153910) (the “Registration Statement”).

We appreciate your input and trust that you will find this letter responsive.  Set forth below in bold are comments in the Staff’s letter of November 4, 2008.  Immediately following each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

BOSTON	HARTFORD	NEW HAVEN	STAMFORD	WOBURN

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

Registration Statement on Form S-3
General

1.
Please be advised that we will be unable to accelerate effectiveness of any Securities Act filing of the company until the outstanding comments on the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 have been resolved.

The Company acknowledges the position of the Staff and has addressed each of the Staff’s comments with the responses set forth below and the revised disclosures indicated for the Company’s future periodic filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Documents We Incorporate By Reference, page 1

2.	In the list of current reports on Form 8-K, please include the report filed on January 17, 2008 or explain to us why it was not included.

The Company omitted in error a reference to its January 17, 2008 Form 8-K current report at page 2 of the prospectus set forth in the Form S-3 Registration Statement.  The Company acknowledges Item 12(a)(2) of Form S-3 and has included a reference to its January 17, 2008 Form 8-K current report (and two additional Form 8-Ks filed since the date of filing of the Registration Statement) in the form of prospectus for the Company’s Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”) filed with the SEC as part of the Amendment.

Signatures, page II-7

3.	Please amend the signature page of the registration statement to identify the company's principal accounting officer.

David C. Benoit — the Company’s Chief Financial Officer, Vice President – Finance, and Treasurer — serves as the Company’s principal financial officer.  Nicholas A. Rinaldi was appointed in January 2008 and now serves as the Company’s controller and principal accounting officer.  Accordingly, the Company has revised the signature page of the Registration Statement to include Mr. Rinaldi’s signature in his capacity as the Company’s principal accounting officer.

Form 10- K for the Fiscal Year Ended December 31, 2007
Item 1. Business, page 4
Segments of Our Business, page 8

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

4.	In future filings, please provide the information required by Item 101(b) of Regulation S-K with respect to each of the company's reporting segments.

The Company acknowledges the disclosure requirements of Item 101(b) of Regulation S-K regarding revenues, a measure of profit or loss and total assets for each of its three segments: 1) Water Activities, 2) Real Estate Transactions and 3) Services and Rentals.

This information was included in Note 15 (Segment Reporting) to the Company’s consolidated financial statements for the fiscal year ended December 31, 2007 contained in the Company’s most recent Form 10-K filed with the SEC.  The Company will include the required segment disclosure in Item 1 (Business) of its Form 10-K for the fiscal year ending December 31, 2008 (and future filings) by using a cross reference in the narrative of Item 1 to the segment information which will be set forth in the relevant Note to the Company’s 2008 consolidated financial statements.

5.	In future filings, please expand the description of the company's Linebacker program to include a description of the service plan and its cost.

Linebacker® is an optional service line protection program offered by the Company to eligible residential and commercial customers. The Program is offered through the Company’s subsidiary New England Water Utility Services, Inc. (“NEWUS”) and covers the cost of repairs for a leaking or broken water service line which provides the drinking water to a customer’s home. For customers who elect to enroll in this program, the Company will repair or replace a leaking or broken water service line, curb box, curb box cover, meter pit, meter pit cover, meter pit valves plus in-home water main shut off (cellar) valve before the meter.  The program does not cover non-standard items such as pressure reducing valves, booster pumps, and lawn and/or fire sprinkler protection systems.

The Linebacker program costs $70.00 per year for residential customers and $96.00 per year for commercial customers.  The program has no deductible or limits on number or cost of leaks repaired each year.  As of December 31, 2007 and September 30, 2008, the Company had 21,375 and 21,432 customers enrolled in its Linebacker protection program, respectively.

The Company acknowledges the comment of the Staff and will include additional disclosure in Item 1 of its Form 10-K for the fiscal year ending December 31, 2008 (and future filings) regarding its Linebacker program.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19, Executive Overview, page 19

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

6.	Please expand the discussion of the company's “new strategy” in future filings so that it is clear why this strategy will result in more frequent requests for rate relief.

The Company acknowledges the comment of the Staff and will include additional disclosures in Item 7 of its Form 10-K for the fiscal year ending December 31, 2008 (and future filings) regarding its new strategy regarding more frequent rate relief from the DPUC.

On a supplemental basis, the Company provides the following explanation of the Company’s new strategy for rate case filings.  The Company’s primary operating subsidiary, The Connecticut Water Company, made a conscious decision in the early 1990s to minimize reliance on rate increase requests to grow its financial performance.  Instead, it relied upon unregulated operations and cost containment to grow the earnings of the business without seeking higher rates. After a successful extended period of meeting these objectives, it became clear in 2006 that a rate increase was needed to continue to provide shareholder value through increased earnings.

The Company decided to return to the more traditional economic model of small but recurring rate increase filings to efficiently collect its cost of both annual expenses and its investment in the infrastructure of the business.  In 2006, the Company communicated to its customers, regulators and shareholders that it expected to seek rate relief on a more recurring basis for amounts significantly less than the 30% that was requested in the 2006 filing.

The passage of the Water Conservation Infrastructure Assessment (WICA) legislation in Connecticut in 2007 helped augment the Company’s current strategy of seeking to collect its costs of operating the regulated utility on a timely basis through a mechanism even more efficient than a general rate filing with the Connecticut Department of Public Utility Control (“DPUC”).  The WICA will allow a surcharge to be added to customer’s bills in between general rate cases for collection of the Company’s investment in replacing aging infrastructure.

The Company has and will continue to focus on minimizing operating costs that are passed along to its customers without sacrificing the quality service it values. At the same time, the Company will continue to employ its current strategy of timely collection of appropriate costs and a fair rate of return for its shareholders through appropriate rates for its regulated water service.

Regulatory Matters and Inflation, page 20

7.	Please quantify in future filings the costs of compliance with environmental and water quality regulations. Please disclose the cost of compliance during the year ended December 31, 2007.

Water quality and environmental regulations are continually modified to ensure the safety of the Company’s water sources and, ultimately, the public’s health.  While there can be no guarantee that all expenditures related to increased regulation will be recoverable in rate proceedings, the Company believes that the regulatory environment in Connecticut would allow prudent expenditures to be recovered.  To date, the Company has never had any costs associated with water quality and environment spending refused in a general rate proceeding.  The Company believes that it is presently in compliance with applicable regulations.

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

The Company incurred expenses of approximately $171,000 during the fiscal year ended December 31, 2007 to comply with environmental and water quality regulations.  Through September 30, 2008, the Company has spent approximately $341,000 and estimates that these expenditures will be approximately $480,000 for the entire fiscal year ending December 31, 2008.  As part of its financial plan, the Company expects spending of approximately $1,880,000 to comply with environmental and water quality regulations during fiscal year 2009.

The Company acknowledges the comment of the Staff and will include additional disclosures in Item 7 of its Form 10-K for the fiscal year ending December 31, 2008 (and future filings) regarding the Company’s ongoing costs to comply with environmental and water quality regulations applicable to the Company and its subsidiaries.

Financial Condition, page 22
Liquidity and Capital Resources, page 22

8.
In future filings, please provide a discussion of the company's operating cash flows, including any material changes in the underlying drivers of such cash flows and any known trends or uncertainties with respect to such cash flows. See SEC Release No. 33-8350 (December 29, 2003), available at http://ww.sec.gov/rules/interp/33-8350.htm.

The Company acknowledges the comment of the Staff and will include additional disclosures in the liquidity and capital resources section of its MD&A in Item 7 of its Form 10-K for the fiscal year ending December 31, 2008 (and future filings) regarding its financial plan, any material changes in the underlying sources of its cash flows and any known trends or uncertainties with respect to such cash flows.

9.
In future filings, please expand the discussion of your financing plans for the 2008 construction budget to disclose whether the mix of sources will change significantly from past years in terms of the percentage each source is expected to contribute to the total budget.

The Company disclosed in its Form 10-Q for the quarter ended September 30, 2008 the following:

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

The Company is currently defining its expected 2009 capital expenditures and additional short term access to capital may be needed.  The Company is currently discussing these needs with the banks providing the existing lines of credit.  The Company also anticipates a permanent long term bond financing in 2009 or 2010.

The Company’s Board of Directors recently approved the Company’s financial plan for the coming fiscal year(s).  Accordingly, the Company will provide additional disclosure regarding these financial plans and its 2009 construction budget in the MD&A section of its Form 10-K for the fiscal year ending December 31, 2008.  The Company will also include disclosure about the mix of sources of its funding, the percentage that each source is expected to contribute to the Company’s total construction budget for 2009 and any material variances from the funding sources for its 2008 construction budget.

Exhibits 31.1 and 31.2

10.
In future filings, please revise the certificates required pursuant to Item 601 (b)(31) of Regulation S-K to include the executive officers' title underneath his signature.  Please note that while you are permitted to omit the officer's title in the first line of the certificate, it is required in the signature block.

The Company acknowledges the comment of the Staff and will include in its Form 10-K for the fiscal year ending December 31, 2008 (and future filings) the corporate titles of each of Eric W. Thornburg (Chief Executive Officer) and David C. Benoit (Chief Financial Officer) underneath their signatures appearing at the bottom of each of Exhibits 31.1 and 31.2 to the Company’s 2008 Form 10-K filing.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 18
IV. The Reasons Why the Company Chooses Each Element of the Program, page 19

11.
We note the disclosure on page 19 that the company sets base salary based on “competitive market median levels.”  In future filings, please disclose whether the company engages in benchmarking, and if so, please disclose the benchmark and its components.

As disclosed at pages 21-22 of the Company’s 2008 proxy statement, the Board’s Compensation Committee has periodically retained compensation consultants to analyze and compare the reasonableness and competitiveness of the Company’s Total Pay Program to marketplace compensation practices.  In addition, the Compensation Committee periodically compares the Company’s Total Pay Program to an industry peer index comprised of larger and smaller publicly-traded water companies, including but not limited to: American States Water Corporation, Artesian Resources Corporation, Middlesex Water Company, Pennichuck Corporation, and San Jose Water Corporation.

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

The Compensation Committee has retained TES Associates, a compensation consulting firm to assist with its periodic review and analysis of the Company’s compensation practices (which is scheduled approximately every three years, and was last performed in 2005).  The Committee is reviewing and comparing the compensation practices and levels of other peer companies as part of its review of the Company’s Total Pay Program and will disclose in its 2009 proxy statement 1) the fact that the Committee engaged in benchmarking during its 2008 compensation review, 2) the components of the benchmarks used by the Committee, and 3) how the benchmarked information is used by the Committee, as per Item 402(b)(2) of Regulation S-K.

VI. How Each Element and the Company's Decisions Fit into the Company's Overall Compensation Objectives, page 20

12.
We note the disclosure on page 21 that 30% of the annual and long termincentives are based on “corporate initiatives.”  In future filings, please provide a description of what corporate initiatives are and provide examples. Please also disclose the corporate initiatives on which performance compensation was based during the most recent fiscal year.

The Company’s 2007 Strategic Plan established award allocations for the Company’s named executive officers (“NEOs”) though the use of performance targets comprised of financial indicators (50% of the NEOs award allocations), subjective performance indicators, such as customer and employee satisfaction surveys and scores (20% of the award allocations) and corporate initiatives (30% of the award allocations).  The corporate initiatives are critical to driving the success of the business in each functional area.  Examples of 2007 corporate initiatives include to: achieve a total shareholder return in the top 25% of publicly-traded water utilities in 2007; achieve the return on equity allowed in the 2007 rate decision; accomplish a strategic review and enhancement of the Linebacker program; conduct a public official satisfaction survey; deliver a non-rate revenue earnings growth target; increase customer count to a target number; implement an organization review to align structure and personnel with company objectives; and deliver on key human capital goals as defined by employee teams.

In its 2009 proxy statement, the Company will explain what its corporate initiatives are and provide examples.  The Company will also disclose the corporate initiatives used to establish the award allocations for the Company’s NEOs under the 2008 Strategic Plan.

13.
Please provide a brief discussion in future filings of retirement benefits, perquisites and change of control benefits that are payable to the named executive officers. Please explain how these elements fit into the company’s “Total Pay Program” and how amounts payable under these programs are determined.

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

The Company acknowledges the Staff’s comment.  In its 2009 proxy statement, the Company will add brief discussions to its CD&A of its policies and programs for payment of retirement benefits and change in control benefits payable to its NEOs, along with appropriate cross references to the tabular disclosures of retirement benefits and severance/change in control benefits elsewhere in the proxy statement required under Item 402 of Regulation S-K.

Other than the relocation/gross up payments made to Mr. Thornburg in 2006 in connection with his 2006 relocation to Connecticut (both of which were described in footnote (E) to the Summary Compensation Table on page 23 of the 2008 proxy statement), the Company does not provide personal benefits or “perquisites” to any of its NEOs.

Change in Control Agreements. page 26

14.	For each of the tables beginning on page 28, in future filings, please include a row that provides the total compensation that could be received under each of the termination scenarios presented.

In each of the termination payment tables included in its 2008 proxy statement pursuant to Item 402(j) of Regulation S-K, the Company presented amounts payable by the Company to each of its NEOs in seven (7) types of benefits under five (5) different termination/change-in-control scenarios.

In its 2009 proxy statement, the Company will include in each NEO’s table a “total” row that provides the total compensation paid to each of its NEOs under each of the five termination scenarios presented, as set forth below:

NAME OF NAMED EXECUTIVE OFFICER
Benefit		Retirement	Death		Disability	Termination for Cause	Termination for Change in Control

Stay-On Bonus							$
Cash Severance							$
Retirement Benefits
Pension Plan							$
SERP							$
Deferred Compensation							$
Defined Contribution Plan							$
Equity Awards: Stock Options, Restricted Stock & Performance Shares		$	$	$			$
Other Benefits
Health & Welfare							$
Outplacement							$
280G Tax Gross Up							$
Totals:

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Item 4.  Controls and Procedures

15.	In future filings, please revise your disclosure to remove the limitation “in all material respects” from your conclusion regarding the evaluation of disclosure controls and procedures.

In response to the Staff’s comment, in its quarterly report on Form 10-Q for the quarter ended September 30, 2008, which was filed with the SEC on November 7, 2008, the Company removed the limitation “in all material respects” from the disclosure under Item 307 of Regulation S-K set forth in Part I, Item 4 (Controls and Procedures) regarding the effectiveness of the Company’s disclosure controls and procedures.

For its Form 10-K for the fiscal year ending December 31, 2008 (and future filings), the Company will not include this limitation language in its Item 307 disclosure regarding the effectiveness of the Company’s disclosure controls and procedures.

*****************

After the Staff’s review of the Amendment to the Form S-3, the Company intends to promptly submit a request for acceleration of effectiveness of the Registration Statement under Rule 461.

In light of the December 1, 2008 expiration date of the Company’s existing registration statement for the Plan (Reg. No. 33-53211), the Company respectfully requests the Staff’s prompt consideration of this reply letter and the Amendment.

At the time of the Company’s Rule 461 acceleration request, the Company will furnish the Staff with a letter of the Company stating that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

H. Christopher Owings
Blair F. Petrillo
U.S. Securities and Exchange Commission
December 3, 2008

•
the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, thank you for your comments.  If you have any questions, please feel free to call me at (860) 240-6075 or David C. Benoit, the Company’s Chief Financial Officer, at 860-669-8630 (extension: 3030).

Sincerely,

/s/ Edward B. Whittemore
Edward B. Whittemore

cc:	Eric W. Thornburg
David C. Benoit